File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Aug 02, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Aug 2, 2005, the following messages.

Bridgestone to Build Steel Cord Plant in Huizhou, China

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone to Build Steel Cord Plant in Huizhou, China

Tokyo (August 2, 2005) —Bridgestone Corporation announced today that Bridgestone will build a plant in Huizhou, in China's Guangdong Province, to produce steel cord for truck and bus radial tires. The decision to build the steel cord plant is the company's latest measure to serve the surging demand for tires in China.

On July 14, Bridgestone established the wholly owned subsidiary Bridgestone (Huizhou) Steel Cord Co., Ltd. to operate the plant. That followed approval for the project after a period of negotiation with Huizhou City officials. Bridgestone has earmarked approximately $100 million for investment in the new plant.

Management at Bridgestone plans for the new plant to begin operation in January 2007 and for its daily production capacity to reach 70 tons by the end of 2008. The steel cord plant will supply its output mainly to Bridgestone's truck and bus tire plant in China.

Bridgestone (Huizhou) Steel Cord's plant will be the Bridgestone Group's seventh steel cord plant worldwide and its second in China. It joins the Kuroiso and Saga Plants in Japan, the Clarksville Plant in the United States, the Cagliari Plant in Italy, the Rayong Plant in Thailand and the Shenyang Plant in China.

Expanding in-house production capacity in raw materials for tires and for diversified products is a strategic priority in the Bridgestone Group. For example, Bridgestone Group companies produce synthetic rubber in the United States and carbon black in Japan and Thailand. Bridgestone Group companies operate rubber plantations in Indonesia and in Liberia.

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Capabilities in producing raw materials strengthen the Bridgestone Group's foundation for technological development. Those capabilities also help ensure reliable supplies of consistently high-quality raw materials for Bridgestone Group tire plants worldwide. Management at Bridgestone therefore regards independent production capabilities in raw materials as a core strategic strength for the Bridgestone Group.

Outline of Bridgestone (Huizhou) Steel Cord Co., Ltd.

1.	Representative	President, Takashi Mizutani
2.	Ownership	Bridgestone Corporation 100%
3.	Established	July 14, 2005
4.	Plant location	Huizhou City, Guandong Province, China
5.	Planned start of operation	January 2007 (Planned)
6.	Site	Approximately 28 hectares
7.	Product	Steel cord for truck and bus radial tires
8.	Capitalization	$60,500,000
9.	Planned total investment	Approximately $100,000,000
10.	Planned production capacity	70 tons a day by the end of 2008
11.	Planned employment	Approximately 260 employees

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

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